UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                         For the month of December, 2003

                     ART Advanced Research Technologies Inc.
                 (Translation of registrant's name into English)

       2300 Alfred-Nobel Boulevard, Saint Laurent (Quebec) H4S 2A4 Canada
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F |X|                     Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

      Yes |_|                           No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes |_|                           No |X|

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes |_|                           No |X|

      This form 6-K consists of copies of the following documents issued by ART Advanced Technologies Inc., a Canadian corporation (the "Company"), as filed with the Canadian Securities Authorities:

1. Press release dated December 8, 2003 announcing the recent sales and new commercial name for pre-Clinical optical molecular imager, explore Optix(TM).

2. Press release dated December 10, 2003 announcing the most recent appointments to ART's Scientific Advisory Board.

3. Press release dated December 15, 2003 announcing the acquisition of an exclusive license to Dr. Joseph Lakowicz's extensive optical molecular imaging patent portfolio.

[Form 6-K Signature Page]

            Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ART ADVANCED RESEARCH
                                        TECHNOLOGIES INC.
                                        (Registrant)


                                        By: s/s Sebastien Gignac
                                            Name:  Sebastien Gignac
                                            Title: Vice President, Corporate
                                                   Affairs, Secretary and
                                                   General Counsel

Dated: December 16, 2003

[LOGO] ART

News release
For immediate publication

           ART ANNOUNCES RECENT SALES AND NEW COMMERCIAL NAME FOR PRE-
              CLINICAL OPTICAL MOLECULAR IMAGER, eXplore Optix(TM)

Montreal, Canada, December 8, 2003 -- ART Advanced Research Technologies Inc.
(ART) is pleased to announce the continued success of the commercialization efforts with the recent sale of additional pre-clinical optical molecular imagers, now named eXplore Optix(TM), to the pharmaceutical and academic research sectors. GE Medical Systems is the exclusive distributor of eXplore Optix.

As part of the marketing strategy, the new commercial name for the pre-clinical optical molecular imager, eXplore Optix (formerly known as SAMI(TM)) was unveiled at the 89th Scientific Assembly and Annual Meeting of the Radiological Society of North America (RSNA) held in Chicago. ART's eXplore Optix was showcased at the RSNA from November 30th to December 4th as part of the GE Medical Systems Molecular Imaging Exhibit. More than 33,000 radiologists, physicists, researchers and scientists from over 100 countries are members of the RSNA and share the commitment to excellence in patient care through education and research.

"ART is proud to have its pre-clinical optical molecular imager, eXplore Optix, distributed by a global leader like GE Medical Systems and to have participated in such a prestigious venue as the RSNA," said Micheline Bouchard, President and Chief Executive Officer of ART. "As part of the ongoing commercialization efforts, we are pleased to announce that additional sales of the eXplore Optix were recently concluded by GE Medical Systems and that the market response is very positive," added Ms. Bouchard.

The eXplore Optix is an optical fluorescence molecular imager designed to help pharmaceutical companies and research laboratories better understand disease and accelerate the development of new therapeutic and diagnostic drugs.

About ART

ART Advanced Research Technologies Inc., is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is explore Optix(TM), an optical molecular imager designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. Explore Optix(TM) is distributed worldwide by GE Medical Systems. The second is SoftScan(R), an optical medical imaging device that detects, diagnoses and characterizes breast cancer lesions, and will be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For more information

ART Advanced Research Technologies Inc.
Nadia Martel(nmartel@art.ca)
Vice President, Strategic Alliances and Business Development
(514) 832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
514-939-3989

[LOGO] ART

News release
For immediate publication

            ART ANNOUNCES MOST RECENT APPOINTMENTS TO ITS SCIENTIFIC
                                 ADVISORY BOARD

Montreal, Canada, December 10, 2003 -- ART Advanced Research Technologies Inc.
(ART), a leading developer of bio-optical imaging technologies, is pleased to announce the most recent appointments to its Scientific Advisory Board, composed of leading experts of the medical and scientific community.

New members of the ART Scientific Advisory Board

The most recent members to join to the ART Scientific Advisory Board are Dr. Samuel Achilefu, Dr. Amir H. Gandjbakhche and Dr. Joseph R. Lakowicz:

Dr. Samuel Achilefu -- Dr. Achilefu is Associate Professor of Radiology, Mallinckrodt Institute of Radiology at the Washington University School of Medicine in St. Louis, Missouri. Dr. Achilefu utilizes a multidisciplinary approach to discover or develop bioactive molecules for various medical applications. Specifically, his work involves the design, synthesis and performance of in vitro and in vivo evaluation of molecular beacons for use in optical, scintigraphic, ultrasonic and magnetic resonance imaging of cancer. He is also interested in the development of cancer-related multi-modal imaging and therapeutic drugs and systems. Dr. Achilefu holds a Ph.D. in Chemistry from the University of Nancy, France, and completed his postdoctoral training at Oxford University in England from 1991 to 1993. He is the inventor of 17 issued US patents primarily relating to optical molecular probes and has published many papers in scientific journals.

Dr. Amir H. Gandjbakhche -- Dr. Gandjbakhche received his Ph.D. in Physics from the University Denis Diderot (Paris 7) in 1989. From 1990 to 1995, he was Visiting Fellow, and, from 1995 to 1996, Visiting Associate at the Physical Sciences Laboratory of the Division of Computer Research & Technology (DCRT), which was part of the National Institutes of Health (NIH). In 1995, Dr. Gandjbakhche also received the NIH Fellows Award for Research Excellence. In 1997, he became a Senior Staff Fellow of the Laboratory of Integrative and Medical Biophysics at the National Institute of Child Health and Human Development (NICHD), NIH. Since 1999, Dr. Gandjbakhche has held the position of Investigator, Chief Unit on Biomedical Stochastic Physics at the Laboratory of Integrative and Medical Biophysics, NICHD. Since the beginning of his career, Dr. Gandjbakhche has published more than 55 papers on biophysics and optical imaging.

Dr. Joseph R. Lakowicz -- Dr Lakowicz is Professor at the Department of Biochemistry and Molecular Biology at the University of Maryland School of Medicine and at the Department of Electrical Engineering at the University of Maryland Baltimore County. Since 1988, he has acted as Director of the Center for Fluorescence Spectroscopy, which is a National Resource of the National Institutes of Health (NIH) for the development of fluorescence technology. Dr Lakowicz has published a single author book which is widely regarded as the central reference on the Principles of Fluorescence Spectroscopy. He has published over 500 papers and edited over 20 monographs. His work has focused on advancing the field of fluorescence spectroscopy. This involves chemical synthesis of new fluorophores, development of novel fluorescence measurements, development of instrumentation for time-resolved fluorescence, pioneering studies of photon migration imaging, multi photon excitation, and the chemical applications of fluorescence sensing. The work of Dr. Lakowicz also includes a broad range of inventions and patents. His most recent work is on the use of metallic particles and surfaces to engineer the desired emissive properties of fluorophores. Dr. Lakowicz has acted as editor and contributor of the acclaimed Topics in Fluorescence Spectroscopy reference book series. He is the founding Editor-in-Chief of the Journal of Fluorescence and the Journal of BioMedical Optics.

The Scientific Advisory Board provides feedback and ideas intended to accelerate the development process and reduce time-to-revenue. Members of the Scientific Advisory Board also fulfill the role of external advisors involved in project-specific system design reviews. Scientific Advisory Board members enhance the Company's innovation process and provide support for ART's technical and scientific personnel.

About ART

ART Advanced Research Technologies Inc., is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is explore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore OPtix(TM) is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device that detects, diagnoses and characterizes breast cancer lesions, and will be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For more information

ART Advanced Research Technologies Inc.
Nadia Martel(nmartel@art.ca)
Vice President, Strategic Alliances and Business Development
Sebastien Gignac(sgignac@art.ca)
Vice President, Corporate Affairs, Secretary and Genera Counsel
(514) 832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel.: 514-939-3989

[LOGO] ART

News release
For immediate publication

          ART ANNOUNCES ACQUISITION OF EXCLUSIVE LICENSE TO DR. JOSEPH
              LAKOWICZ'S EXTENSIVE OPTICAL MOLECULAR IMAGING PATENT
                                    PORTFOLIO

Montreal, Canada, December 15, 2003 -- ART Advanced Research Technologies Inc.
(ART), a leading developer of bio-optical imaging technologies, is pleased to announce that it has acquired exclusive worldwide licensing rights to Dr. Joseph Lakowicz's extensive optical molecular imaging patent portfolio. Terms are not disclosed.

"Acquiring the exclusive worldwide license rights to such an extensive patent portfolio strengthens ART's position in the field of optical molecular imaging", declared Micheline Bouchard, President and CEO of ART. "In the future optical molecular imaging will have a major impact on the diagnostic and treatment of disease and we plan on having a significant presence in this new emerging market. It is a privilege for us to collaborate with Dr. Joseph Lakowicz, a world renowned biochemist and molecular biologist, and a pioneer in the field of fluorescence spectroscopy. Our collaboration with Dr. Lakowicz, who is also a member of our Scientific Advisory Board, will allow ART to benefit from his extensive knowledge and expertise in the field", added Ms. Bouchard.

"I have chosen to collaborate with ART because it is the leader in optical molecular imaging and has a solid technology platform that can bring innovative imaging solutions to the pre-clinical and clinical markets", stated Dr. Joseph
R. Lakowicz, Director of the Center for Fluorescence Spectroscopy at the University of Maryland. "The future of optical molecular imaging is most promising and will provide much needed solutions to the development of new therapeutic and diagnostic drugs and treatments", added Dr. Lakowicz.

About Dr. Joseph R. Lakowicz

Dr Lakowicz is Professor at the Department of Biochemistry and Molecular Biology at the University of Maryland School of Medicine and at the Department of Electrical Engineering at the University of Maryland Baltimore County. Since 1988, he has acted as Director of the Center for Fluorescence Spectroscopy, which is a National Resource of the National Institutes of Health (NIH) for the development of fluorescence technology. Dr Lakowicz has published a single author book which is widely regarded as the central reference on the Principles of Fluorescence Spectroscopy. He has published over 500 papers and edited over 20 monographs. His work has focused on advancing the field of fluorescence spectroscopy. This involves chemical synthesis of new fluorophores, development of novel fluorescence measurements, development of instrumentation for time-resolved fluorescence, pioneering studies of photon migration imaging, multi photon excitation, and the chemical applications of fluorescence sensing. The work of Dr. Lakowicz also includes a broad range of inventions and patents. His most recent work is on the use of metallic particles and surfaces to engineer the desired emissive properties of fluorophores. Dr. Lakowicz has acted as editor and contributor of the acclaimed Topics in Fluorescence Spectroscopy reference book series. He is the founding Editor-in-Chief of the Journal of Fluorescence and the Journal of BioMedical Optics.

About ART

ART Advanced Research Technologies Inc., is a leader in optical molecular imaging and is dedicated to the development of state-of-the-art technological applications for the life sciences sector. ART has developed two devices based on this innovative technology. The first is explore Optix(TM), a molecular imaging device designed for monitoring physiological changes in living systems at the pre-clinical study phases of new drugs. eXplore OPtix(TM) is distributed worldwide by GE Medical Systems. The second is SoftScan(R), a medical imaging device that detects, diagnoses and characterizes breast cancer lesions, and will be used for the analysis of breast cancer lesions and the monitoring of treatments. ART's shares are listed on the TSX under the ticker symbol ARA. For more information about ART, visit the web site at www.art.ca.

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.'s regulatory filings with Canadian Securities Commissions.

For more information

ART Advanced Research Technologies Inc.
Nadia Martel(nmartel@art.ca)
Vice President, Strategic Alliances and Business Development
(514) 832-0777

Renmark Financial Communications Inc.
Henri Perron: hperron@renmarkfinancial.com
John Boidman: jboidman@renmarkfinancial.com
Tel.: 514-939-3989